Mail Stop 0308
      May 26, 2005


Richard H. Bachman, Executive Vice President
Enterprise GP Holdings L.P.
2727 North Loop West, Suite 101
Houston, TX 77008-1044

Re:	Enterprise GP Holdings L.P.
		Registration Statement on Form S-1
		Filed April 26, 2005
      File No. 333-124320

Dear Mr. Bachman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Prospectus Cover Page
1. We note a number of blank spaces on your prospectus cover page
and
throughout your registration statement for information that you are
not entitled to omit under Rule 430A, such as the anticipated price
range. Please note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of
preliminary prospectuses.
2. In the first full paragraph, fifth sentence, please delete the word "leading" when describing your subsidiary. This type of language is not appropriate for cover page disclosure.
3. Also, please delete the sixth sentence of the first full paragraph. Stating your expected distribution rate likewise is not
required by Item 501 of Regulation    S-K and otherwise is not
appropriate for cover page disclosure.
4. Further, please eliminate the label "joint book-running managers" above the named underwriters.

Artwork
5. We remind you that, because it is in the forepart, artwork must comply with plain English. Accordingly, please revise to delete all defined terms such as "NGL." Revise similarly in your summary, where you additionally include defined terms such "IDRs." Please also eliminate from the artwork complex and technical jargon and information, such as may appear in the value chain flow chart. In this regard, please delete the asset and distribution charts as they are not appropriate for artwork disclosure.

Summary, page 1
6. We remind you that the summary should provide a brief overview of the key aspects of you and the offering. As currently drafted, your
22-page summary is too long and some disclosure is repeated in the body of the prospectus. For example, pages one through three are repeated word for word on pages 105-107. Please revise accordingly to eliminate redundancies and reduce detail provided in the summary.
7. Please refer to prior comment 5 regarding defined terms in the prospectus forepart. In this regard, the second italicized paragraph on page one regarding your subsidiaries is confusing. For example you use "EPD" to refer to Enterprise Products Partners L.P. To avoid confusion, please use a more intuitive shorthand reference when referring to the operating subsidiary.
8. Similarly with regard to prior comment 5, please avoid the use of industry jargon such as "midstream network," "hub platforms," "isomerization," "fractionation" and "value chain" in the summary.


Enterprise GP Holdings L.P., page 1
9. We note that your incentive distribution rights entitle you to receive increasing percentages of the cash distribution by Enterprise
Products Partners as Enterprise Products Partners` per unit distribution increases. Please clarify that the incentive distribution rights have been capped and disclose the distribution thresholds here and elsewhere in your document where you reference these rights.
10. Please refer to the chart on page 3 and tell us the reasons and basis for the hypothetical rates of distributions that exceed Enterprise Product Partners` current rate of distribution.

Enterprise Products Partners L.P., page 10
11. Please provide us with support for your statement at the top of page ten that you are the only "integrated North America midstream network."
12. You indicate that your revenues include the sale of numerous products and services including the gathering and transmission of natural gas and crude oil via your offshore pipeline systems, fees charged for use of your offshore platforms, gathering and transmission of natural gas from onshore developments, fees for use of your natural gas storage facilities, sale of NGL products, and propylene fractionation activities. Please disclose the amount or percentage of total revenue contributed by any class of similar products that accounted for 10% or more of total revenues for all periods presented. Refer to Item 101(c)(1)(i) of S-K.
Risk Factors, page 23
13. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

* An increase in interest rates..., page 26
* We will incur increased cost..., page 28
* Changes in the prices of hydrocarbon products..., page 31
* Enterprise Partners faces competition..., page 35
* A natural disaster,..., page 36
* Environmental cost and liabilities..., page 38

Please note these are examples only. Review your entire risk factor section and revise as necessary.
14. In general, descriptions of risk should only provide only enough detail to place the risk in context. Please review your risk factors and revise those that provide too much detail, such as the following:

* The initial public offering price..., page 27
* Enterprise Partners` future debt level..., page 33
* Federal, state or local regulatory..., page 38

Enterprise Products Partners` growth strategy..., page 34
15. This risk factor appears to cover some of the same risk
discussed
on page 25, "Risk arising in connection with the execution of our business strategy...."  Please revise to eliminate any overlap between these two risk factors.

Our Cash Distribution Policy, page 47
16. While we are aware of your operating subsidiary`s distribution history, given that you are a new registrant and this offering conveys to potential investors that your initial quarterly distribution will be $0.25 per unit - an amount which appears to represent substantially all your available cash - we believe that you should provide a more detailed discussion about the policy and provide support for the stated distribution amount. Please accordingly revise this section, the Cash Available for Distribution section, and Appendix B. The revisions should clearly and fully convey:

* the background and effect of the cash distribution policy;
* the initial distribution rate and its basis;
* your estimated cash available to pay distributions over the next four quarters;
* whether historically you had sufficient available cash to pay the stated distribution amount;
* any assumptions and considerations related to the preceding disclosure.

Management`s Discussion and Analysis..., page 54

Results of Operations, page 58
17. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify the extent to which each change contributed to the overall change in that line item, if practical. For example, where you describe the various factors that contributed to the overall $3 billion increase in revenues from fiscal 2004 compared to fiscal 2003, quantification of individual impacts such as the impact of acquisitions, changes in volumes of products sold, and changes in selling prices should be provided, to the extent practical. See Item
303(a) of Regulation S-K and Financial Reporting Codification
501.04.

Cash Flows from Operating, Investing and Financing Activities, page
72
18. You have included a measure of cash flow from operations before changes in operating assets and liabilities. Since SFAS 95 does not provide for totals of cash flow from operating activities prior to changes in operating assets, this appears to be a non-GAAP measure.
Accordingly, please revise your discussion to explain why this measure is included, what it is intended to show, any limitations a reader should be aware of in evaluating the measure and disclose the additional purposes, if any, you use this non-GAAP financial measure.
Refer to item 10(e) of Regulation S-K and Release 33-8176.
19. Please explain to us how the gain on sale of assets of approximately $15.1 million in 2004 contributed to the increase of $174.3 million in your cash flows from operating activities before changes in operation accounts in fiscal 2004 when compared to fiscal
2003. If you have classified any of the proceeds received from the sale of such assets as a component of operating activities, tell us how you concluded that such classification is appropriate.

Contractual Obligations, page 88
20. Please include disclosure in footnote (2) of the assumptions used
to calculate amounts included in the table where variable interest rates as of the most recent balance sheet date are used to compute
the estimated contractual interest rates.   In addition, consider
disclosing the amount of payments you will be obligated to make under interest rate swap agreements to the extent such payments can be reasonably estimated. Expected cash receipts under interest rate swaps should not be included.

Quantitative and Qualitative Disclosures about Market Risk, page
98
21. Please provide quantitative and qualitative information about market risk associated with your variable-rate debt. One possibility is to provide a sensitivity analysis with respect to a hypothetical
10% change in current variable interest rates.


Management, page 149
22. We note your statement that employees of EPCO under the
direction
of the board of directors and executive officers of EPE Holdings, LLC, your general partner, will be responsible for the management of your business.  We also note your disclosures starting on page 167 of
the amounts paid by Enterprise Products Partners to EPCO.   In
this
regard, please state, if true, that your general partner and its affiliates will receive substantial fees and profits in connection with the offering. Please also provide a tabular summary, if applicable, itemized by category and specifying dollar amounts where possible, of all compensation, fees, profits, and other benefits, including reimbursement of out-of-pocket expenses, which your general partner and its affiliates may earn or receive in connection with the offering or the management of your business.
Underwriting, page 215
23. We note your disclosure on page 217 concerning the fact that some underwriters may make the prospectus available in an electronic format and some underwriters may make sales to their online brokerage accounts. Please identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the units. Please describe the procedures those members will use and tell us how they will ensure that the distribution complies with
Section 5 of the Securities Act.
24. We note that you have reserved units for a directed unit program for directors, and officers as well as for contribution to an employee partnership. Please tell us the mechanics of how and when these units will be offered and sold to persons in the directed unit program. For example, please explain for us how you will determine the prospective recipients of reserved units. Tell us when and how they will indicate their interest in purchasing units. Also, please tell us how and when you and the underwriters will contact the directed unit investors, including the types of communications used.
When will the units and money be exchanged? When do purchasers become committed to purchase their units? Will the procedures for the directed unit program differ from the procedures for the general offering to the public?

Notes to Unaudited Pro Forma Condensed Consolidated Financial
Statements, page F-8

General
25. We remind you to include Enterprise GP Holdings LP pro forma and actual financial statements for the quarter ended March 31, 2005 in your amended registration statement.

Pro-Forma Adjustments, page F-3
26. Please revise your pro forma financial statements to remove the pro forma adjustment of $19.9 million for nonrecurring merger-related expenses recorded by GulfTerra during 2004. Pro forma adjustments should be limited to events that are expected to have a continuing impact. Refer to Rule 11-02(b)(6) of Regulation S-X.

Enterprise Products GP, LLC, page F-26

Statements of Consolidated Cash Flows, page F-28
27. The amount recorded as cumulative effect of changes in accounting principles on your statements of consolidated operations and comprehensive income for the year ended December 31, 2004 does not agree to the cumulative effect of changes in accounting principles reflected in your statements of consolidated cash flows. Revise or advise.
28. We note that your distributions received from unconsolidated affiliates have exceeded your equity in income of unconsolidated affiliates for the three years ended December 31, 2004. Please tell us the nature of these distributions and indicate any preferential rights the partners may have with respect to future distributions. In addition, please tell us whether cumulative distributions from any of your affiliates have exceeded the cumulative equity in income. In doing so, please bifurcate the return on investment from the return of investments with respect to your distributions received from affiliates for all periods presented.

Notes to Consolidated Financial Statements, page F-30

General
29. Please tell us whether you have any regulated operations and whether you account for any of your operations in accordance with SFAS 71. To the extent applicable, please tell us and disclose your regulatory assets and regulatory liabilities for all periods presented. If any portion of your regulatory asset balance includes amounts on which you do not earn a current return, please tell us and disclose the nature and amounts of each of these assets and the remaining recovery period associated with each of them.


Note 1.  Organization and Summary of Significant Accounting
Policies,
page F-30

Financial Instruments, page F-34
30. You indicate that gains and losses on a cash flow hedge are reclassified into earnings when the forecasted transaction occurs. Please confirm that this is true in all instances. For example, if variable rate debt is financing a construction project for which interest costs are capitalized and such debt has been designated as an underlying in a cash flow hedge, the gains or losses associated with the interest rate swap are recorded in OCI and reclassified to earnings over the depreciable life of the constructed asset.
Refer
to EITF 99-9.  Please revise or advise.

Note 7. Investments in and Advances to Unconsolidated Affiliates, page F-49
31. We note that you have recognized revenue on transactions with the various joint venture companies in your financial statements.
Tell
us how you account for profits on these transactions. Tell us whether some, all or none of the profit is eliminated in applying the equity method. Describe your consideration of AIN-APB 18 and support that your accounting complies with GAAP. Revise your filing to disclose how profits on transactions with investees are accounted for in your financial statements and provide the disclosure required by
Rule 4-08(k) of Regulation S-X.

Item 17.  Undertakings, II-7
32. Please revise to include the following undertakings set forth in
Securities Act Industry Guide 5:

"The registrant undertakes to send to each limited partner at least on an annual basis a detailed statement of any transactions with the
General Partner or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to the General Partner or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed."

"The registrant undertakes to provide to the limited partners the financial statements required by Form 10-K for the first full fiscal year of operations of the partnership."


Exhibits
33. Please file all required exhibits, such as the underwriting agreement and the legal opinion in a timely manner so that we may have time to review them before you request that your registration statement become effective.

*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact John Cannarella, Staff Accountant at (202)
551-
3337 or in his absence, William Choi, Accounting Branch Chief at
(202) 551- 3716 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at (202) 551-3342, David Mittelman, Legal Branch Chief at (202) 551-3214 or me at (202) 551-3720 with any other questions.



      Sincerely,



      	H. Christopher Owings
      Assistant Director








cc: 	Michael P. Finch
	Vinson & Elkins, LLP
	VIA FAX (713) 615-5282

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Richard H. Bachman
Enterprise GP Holdings LP
May 26, 2005
Page 1